FIRSTBINGO.COM
488 Huron Street
Toronto, Ontario
Canada M5R 2R3

September 22, 2004

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     Firstbingo.com
          Form SB-2 Registration Statement
          Registration No. 333-108188
          Post Effective Amendment

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Firstbingo.com (the "Company") hereby requests that its Post-Effective Amendment to its Form SB-2 Registration Statement filed with the SEC on September 13, 2004, be withdrawn.

The Post-Effective Amendment is being withdrawn for the reason that the Post-Effective Amendment sought to extend the offering period for the Company's securities registered thereunder, but the Company has been advised by the SEC staff the it could not do so.

The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.

Yours truly,

Firstbingo.com

BY:   /s/ Richard L. Wachter
Richard L. Wachter, President and Chief Financial Officer

rlw:jtl

cc: Conrad C. Lysiak